Filed by Rosecliff Acquisition Corp I

Pursuant to Rule 425 under the Securities Act of 1933, and

deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Rosecliff Acquisition Corp I

Commission File No.: 001-40058

Date: February 16, 2022

Nick Clayton 0:05

Hello, and welcome to another SPAC Insider Podcast. I'm Nick Clayton, and this week my colleague Marlena Dodd and I will be speaking with the advisor, CEO and founder of Gett. Gett entered into a $1 billion combination agreement with Rosecliff Acquisition Corp in November. It is pioneering a new form of ground transportation software to help companies manage their travel policies, expensing and individual trips both locally and internationally. This is an umbrella that includes everything from taxis to limos. Gett also operates its own consumer focused ride hailing service. Rosecliff CEO Mike Murphy also joins us to discuss his team's process and why he likes Gett as a bet on a return to post-pandemic travel. Take a listen.

So Gett has been getting at it with the ride hailing space for quite some time, but your focus on the current B2B concierge model has really evolved in the past few years. What made you first realize that that was a major opportunity?

Dave Waiser 1:03

Right, we founded the company in 2010 in Israel, and it started as a ride hailing company. We quickly became a market leader in Israel and profitable, and grow organically since then. And more importantly, along this journey, we have been serving many B2B names. What we found is that companies have on average, 20 to 60 different transportation vendors, and there is no platform that actually manages this entire spend. And so this is how we developed our solution. And in 2017, or about, we first had a technology that actually enabled us to aggregate all different options on one single platform. So you can imagine having - from taxis to limos - everything. And the moment we had this technology, of course, this is when we put all of our resources over to B2B. You can imagine that overnight, we went from being a local operator, moving people from A to B, to becoming an enterprise software that's actually global and has access everywhere, because we now have a technology that relies on other operators. And effectively what we do is we manage those operators and we help companies to control the entire spend. So from that moment in 2017, is when we shifted everything we do over to this business model. And finally, today, we already have more than 65% of our revenues coming from B2B and more than 25% of fortune 500 names are clients of Gett. So you can imagine this is the prime engine that drives us forward and that’s where we focus. You can see we still have our B2C business that is profitable and organically growing fast.

Nick Clayton 3:04

It's interesting because I realized when I was looking through your materials that I think I still have somewhere in my wallet a coupon for a Gett ride back probably when you were pushing the B2C side a little bit more. But given that you're seeing now there's some more promise on the B2B side, what have you learned to the kind of I guess, from the B2C journey and through the ride hailing experience in that competition? And why do you think the B2B business is now a bit of a better business?

Dave Waiser 3:27

No, we always believed that the B2B business is very prominent, right. - The margins are much higher, the business is much stronger - it's that no one really before that , and still, had the ability to operate a transportation service that is truly global, which means we can operate everywhere. And it has no operation - so moving and shifting from operation to provide a software spend management platform, in effect, right, for companies to manage other operators. From that moment, you can imagine that we went from addressable market being a few countries, whatever the spend is - to global spend. So it's even not about moving from B2C to B2B, it's about being able to capture this entire spend for B2B around the world. By the way - this has been validated by third party - the global spend for ground transportation by corporates is more than 101 billion U.S. dollars. So we effectively have a first mover advantage in such a big market with a highly profitable business model - not only a first mover advantage, we already capture that by having a very strong portfolio of companies; I mentioned more than 25% of fortune 500 just give you an example. Companies like Google, Disney, McKinsey, Goldman Sachs, Apple, Tesla, Coca Cola, many others.

Marlena Dodd 4:57

So I just I don't think the average person realizes just how complicated managing ground transportation for a large employer is. So can you talk about how much can be saved by outsourcing? And how does your technology give an edge there?

Dave Waiser:

Actually, running or managing ground transportation for corporates, it's a mess. It's a mess because it's highly fragmented, as you said, people might be not aware of the fact that there are many more kinds of different vendors than there are airlines. There are tens of thousands of vendors, and companies have between 20 to 60. From the moment they have more than one fleet, this is where Gett value is. The moment you have more than one fleet, you need to manage ordering, invoicing, travel policy, price conversion, fraud, and so on. And that's what Gett does. And the moment we get in, we provide standardization control, as I mentioned and, second, to answer your question, is that we prove to save companies up to 49%. By the way, it might be shocking to get a such a number, right - today, nowadays, if you have a business model, that just improves something by a few percentages, you know, it would be nice, right? Especially across such a big market. I'm telling you that on average, we save 25% to our clients, and in some cases up to 49. It must be shocking. And some people are asking us, “okay, maybe you, you know, you use your size to boost prices, and you do something about pricing.” So let me answer in advance - it has nothing to do with prices. By other words, we don't touch prices, we don't bully our vendors – it’s the opposite, we partner with them, and we pay them in full. All of these savings are coming from the use of technology only. So you might imagine, “okay, how come that the gain is still so much?” So, indeed, with the help of a technology today, you can do many things, especially once you have all of the vendors aggregated, you can apply digital tools on top of it - especially this to one travel policy. So the moment we do that we can save a lot in and save unnecessary travel practically, right. And second, people don't realize that the fact that you have that many vendors, they still lose something like 25%. Like while we're speaking, companies are losing 25% on the spend by not using Gett, because while they have that many vendors they cannot compare prices in real time. So they end up doing not the most efficient choices. So you see, you can save that much money without pushing the price. You just give transparency and clarity in real time for any employee. What are the other options out of those that they already have? So it's ironic, right? I mentioned you have it already. We don't add more vendors, we just started to manage your entire spend in a more cost effective way.

Marlena Dodd:

And it looks like you first deployed this model in the UK and Russia, followed by the United States. Why did you approach the rollout in that order? And what are the different challenges that each of those places bring?

Dave Waiser 8:01

We operate in a few countries and we're rolling out in new countries - pretty much a new country every quarter. And this rollout is now possible without having any operation on the ground. Okay, so first, let's understand the business model. Different from any operator that we know that to launch a country they need to be present and they need to spend enormous amount of money on people in operation and subsidies and all that, we don't do that. We literally connect and aggregate the distinct vendors across all different sectors. And we launch without having people on the ground and we have a full service. So that enables us to launch across the entire spectrum in any country. We started from the countries where we had our initial operation, and we had some successes, early successes with our B2B. So it was easy for us to launch where we had an operation. Of course, once we moved all of our clients to our most advanced solution, we call gen 10, generation 10. As you can imagine, 10 years of experience doing B2C, no one will understand better than us, B2B ground transportation. So first, we upgraded all existing clients. As I mentioned, 65% of our revenue is coming from B2B. And we moved and we offered them this aggregation solution, managing all other vendors. And by now, we already made this number public, actually 40% of all of our B2B riders are already served by a third party. So imagine the technology and the business model I'm sharing with you is not just a nice idea, this is a hundreds of millions of dollars revenue business, and we just actually run and use other operators in the world. So from that moment, of course, we started to launch more countries and we do it in a cost effective way that has never been done before.

Nick Clayton 9:55

And I want to get Mike involved in the discussion as well. But this is really kind of a question for both of you, in that, just in terms of timing, because I imagine, you know, COVID-19 has done a lot to disrupt business travel in general. But you managed to continue to grow your contribution profit through those years. So I mean, for both of you - just really first from for Mike's perspective - like how did that stand out, given the timing that, you know, we're in right now? What jumped out to you about it.

Mike Murphy 10:19

So COVID has changed and affected and impacted everything we do and how we do it. But you know, more so than anything probably, it's travel. So, you know, when you look, so obviously having an economy or country or the world shut down is not good for anyone or anything. But since we've gotten past the initial lockdowns, you know, now as people are realizing COVID is here in some way, shape, or form and probably going to be here - but people still have to work, people still have to get along with their lives. Corporate ground transportation management business - or just people traveling for business, to put it in layman's terms - is not only going to continue, but it's going to be done differently. You know, where some corporations want to be able to track it that much closer or that much better, and have a system to know where their employees are going and how they're getting there. So we'd be better off without COVID, period. But the offering of Gett, actually, you could argue there, COVID could provide, once everything’s open, COVID could provide a tailwind for the company.

Dave Waiser 11:28

I think everyone expected us during the COVID, to see the reduction in volume and revenues like everything in the travel sector ,right. That's what the expectations were. I think people were quite impressed by seeing our numbers. During COVID, it was our best year. It was the first time when we achieved segmental EBITDA positivity and we have grown since then. We expect to achieve full year of profitability on the company level next year, 2023. And already demonstrated how the worst year looked like. So the COVID year, 2020, this is when we get segmentally positive for the first time - it was our worst year like in any segment. But different from probably any other company that went down by 40% up to 60% - travel was 90%, ride hailing was 60%, and other segments, anywhere between 40% to 60%. Gett, as we as we published, we have been down in our revenues just by 10%. This was the worst year. So you can imagine probably that's the factual answer to what's happening with the our B2B model during COVID. It's quite resilient, because what people think of the travel, is being cross border, right. But what Gett does, we help companies to manage their ground transportation spend, which mostly, effectively, is local, right. Before COVID, 5% was about cross border and 95% local. So when travel was shut down, people still were going to meetings in different locations. And again, factoring in we finished 2020 with just 10% down in our top line, and our best year on the bottom line. And since then we keep improving in our profitability. And of course, we've grown the top line. And as you can know, from our numbers by a factor of three, in three years outlook and we have momentum now in 2021 being our best year, where we show that we estimate this Q4 will finish with more than 3x improvement in segmental EBITDA compared to Q1. So not only we going strong, but just within the last year, with everything happening, our segmental EBITDA went - become even better by a factor of three.

Nick Clayton 13:58

That's interesting, because I think there's also multiple ways you can look at sort of the COVID-19 impacts on companies as well, because on one hand, you know, companies are still being squeezed. Well, one of those places where you might be able to find efficiencies, the fact that if you have like a full time employee, that's just taking receipts and expense reports and all this kind of stuff, and it's not even being handled in an efficient way and, you know, in a way, that you're actually saving money and you're having to pay somebody for that. I mean, it’s - there's still things that you can do, as a technology company, it seems like that is addressing companies, no matter - no matter how much, you know, or which ways COVID has affected their business.

Mike Murphy 14:32

As we were speaking to investors, both in the IPO and PIPE roadshow, you know, whenever there was a large bank we were speaking to and when Dave would go into his part about, you know, the just the mess that global transportation and ground transportation management is, globally, is - – the large banks would all start shaking their heads up and down like “Oh my god, we know we get it, we understand.” So, you know, I think for the enterprise clients out there, I think they know the mess that it is and the problem that Gett solves.

Dave Waiser 15:09

And I agree. And I want to pick up where Mike ended last time about the COVID being actually providing us tailwind it's hard to, it's actually easy to understand when you think that COVID changed a few things in how people travel, and especially the accelerated shift in B2B transportation to reflect the new realities. Number one, remote first - so people are about to stay home, which is fine. But it's a new reality for the companies, it means that now they have the employees being spread across a broad location and national coverage, right, they also now hire in different places. So again, they need broader coverage. So that's the new reality - people are spread, they have new locations that you didn't have before. And equally important is that there is a shortage in drivers. So you now experienced that no single vendor is good enough. You probably know that, you know, the pickup times are now longer than before. So all of these new realities do actually require a business to upgrade the infrastructure to support those new realities. And that's where the, you know, for zoom, during the COVID was the peak time, because that's where people kind of have been looking for a solution. For us the best time is probably a year after the COVID. This is where they, okay, proactively now looking for a solution. Before you had to come and say it's about the time to modernize and upgrade infrastructure and IT - and now it's them looking for the solution because they know whatever they had before, it’s just not good enough.

Nick Clayton 16:37

Yeah, totally. I want to get into sort of how your model works and kind of the economics of it on the micro I guess a little bit. It appears, looking at your, your materials here, it appears you have a kind of an effective 15% take rate on top of each fare, you talk about how that breaks down, once it gets to your end, and how things might be different once you have a partner fleet and some more in house twists on it?

Dave Waiser 16:58

Yes. And thank you for giving the opportunity to talk about our business model. So it’s straightforward and simple, right? Different from operators, we don't make money from drivers. In fact, we again, remember we don't compete with operators, we don't replace them; the opposite, we actually partner with them. And, and we pay them in full. So they see us as a free acquisition channel, that's why we have that many - I just want to use this opportunity to mention that we have 2000 partners on our platform. 2000 different companies with different services from taxi to limousine, and ride hailers. So we're not making money there, we make our money only from corporates. We asked them to pay 15% markup, and you might think it's a ridiculously high number. The beauty that we speak about is that we have more than 10 years of experience. So I can talk from the, from the fact perspective - we prove to charge 15% markup across our entire portfolio for many years, full stop. So that's how we make money and that's how we prove to make money. Now, the moment we acknowledge that our source of revenue, you also remember that we don't have that expenses that have to do with the running our own mobility network. And this is one of the biggest problems remember – It not only takes a fortune to launch something like this, then you know the problems operators have to solve is about subsidies and competition. And of course, you know, it's a never ending game again - it's a good business if you invested that money, that much money, along that many years. But for any new player it costs a lot of money to launch a new territory, etc. In the case of Gett, you don't have it - Gett is not an operator, Gett is an enterprise software, global enterprise software, that sits on top of the operators, we have no expense related to running those operations, that 15% goes straight to the bottom line.

Marlena Dodd:

And talking to companies doing SPAC deals, we've also interviewed those that are working on autonomous vehicle technology, what kind of opportunities could that open, for Gett?

Dave Waiser:

Fantastic. I mean, the more, the more options that are available in the market - so the life of enterprises become more complex. You might think it's good for enterprises. But as long as and if you don't have a platform, more option actually means more mess. But it's really where Gett - remember the value that Gett provides arises from the - from the place that the moment operator, the company, have more than one vendor, they need to have a platform to operate it. So this is where Gett is helpful. So now if we talk about autonomous, there will be new options like autonomous and I believe there will be even more options later. It's all good because we connect to all of those options. And we, for the first time, we aggregate them in one place and we give full access and control across all of them. So companies don't need to think about managing it. They have full transparency and savings, but equally the employee experience - we didn't speak about that. You can imagine why employees are liking the service like this - why do we have such a high rating, why actually people from those companies and logos I mentioned they are using us - is because by design, we are bigger than the sum of the parts. I mean, when you aggregate different vendors, by design you are. You are, you can provide faster pickup times or better price than any of them, any single one of them, right, by design, like in any aggregation model. So, employees enjoying the fact that they don't need to dodge cash, they have one system, one platform, and they have it better and the best pickup times or better budget decision, full stop. Now add to this an autonomous; fine, another great option. But we will present it based on travel policies of the company. And we will - will enable it for different rules and options and, and we'll present it in real time, among other options that companies believe that particular employees or departments are able to use. And, you know, people often think all companies provide, you know, extra policies and they limit options, it's the - it's the opposite actually. In our world, it’s all about providing more perks. So service like Gett is actually giving - imagine you are an MD or director in the company and one of the perks you might want to the get essentially having a better pickup times because they travel policy will be optimizing your service for pickup time. And if the company is talking about call center, and they want to optimize the cost, they might optimize the travel policies, for example, for savings. In that case, we'll choose the better, we'll provide the better, you know, the best budget option, right. But if you want to provide it as a perk for employees, then again Gett will give you much more reliable service and faster pickup times. I hope it's clear. Yes?

Marlena Dodd 21:45

So Gett is looking to enter France, Germany, Spain and Italy later this year. What is your strategy for rolling out in those new places? Is it more a client by client basis or city by city?

Dave Waiser 21:59

It's really again, a fantastic opportunity to talk about it and see about it. Look, what usually people think about launching a new country - what would come to the mind, I talked about it before, the cost is a fortune and it takes a lot of time. It's not a case of Gett. We already know that. But what people also don't acknowledge is that when we launch the service - from day one, the quality of our service is way better than any of the single operators that have been there forever. Like you might think, you know, for example, Gett entered the U.S., right, and we just launched in the U.S. – so you would think that, you know, as any new company playing in a new country, it will take forever to get similar quality like cars. It's the opposite. Because what you don't see is for Gett to launch a new country - answering your question - for us to launch in your country we started preparation work two to three years before. Because we only launched after we aggregated all of the options. So by the time we launched, what you see is actually the result of two to three years’ worth of B2B before - signing those partnerships, integrating them in the platform. So by the day we will launch - and from this very first day - you have a national coverage, and you have better pickup times than any of the single operators that launch. The go-to- market is exactly the same. We aggregate all different options, from taxi to limo. And by the day we'll launch, we get from day one national coverage and better pickup times and better prices. And from that moment the service is available. And as I mentioned before, it doesn't cost us to have that operation. And our partners, especially the ones who go first, they are the smartest one because what happens is that our portfolio of clients, those fortune 500, the moment is that we will open your country we enable, just by with switching on the policies - they now can travel to those countries. And we enjoy to complete the goals that go-to market strategies that we have supplied from day one. And we have demand from day one because those companies travel around and our partners enjoy this - this uplift - and this free demand, if you wish, seeing us as a free sales channel. So it's really a win-win. It's very important. That's why we have 2000 partners. Those are the pioneers who join and they - of course - they enjoy this, this flow of demand for free. It's good for their business model because they don't need to subsidize this traffic, they also enjoy the profits because we're not charging and we're not making any money from the traffic itself.

Nick Clayton 24:26

Yeah, totally. And I want to get to the back side of things a little bit too because you know, because Mike, your background in terms of your team, you've invested in a ton of really interesting fast growing companies, you know, once you were approaching this as a SPAC, could you tell us a bit about your process. And you mentioned a bit about, you know, some of the things that made Gett stand out to you, but it's an unusual time and, and a new vehicle for approaching.

Mike Murphy 24:47

So back, you know, when SPACs really started to heat up. Again, I guess that was back, you know, maybe pre-COVID, so early 2020, I was approached by several of our portfolio companies about the prospect of potentially going public for a SPAC. A lot of them, a lot of them had been approached by different SPACs. And, you know, as I really dug into the SPAC, the 2020 version of the SPAC market, you know, I thought to myself, you know, we have here at Rosecliff, we see so many different deals, and I thought it would be really cool to have a vehicle to help one of these high-growth, private companies, if they wanted a fast track to the public markets, it would be great, if I had the right team with me, to be able to facilitate that or to help the company with that. So I reached out to some friends, kind of to take their temperature on it, people I've met over the years in the industry. And, you know, first person I reached out to was Brian Radecki, who was the former CFO at Costar. You know, so he was at Costar from 30 million, up to almost 30 billion. And he was a public market CFO, someone who I relied upon a lot over the years to speak to our founders who were looking to go public, because his insight of dealing with Wall Street and dealing with the process of going from private to public, I think is invaluable. So I spoke to Brian and he thought it was a great idea and was on board. Next I reached out to Jordan Zimmerman, who's a self-made guy, runs one of the top marketing and advertising agencies in the country. And, you know, I just figured any company that's looking to go public could benefit from marketing and advertising genius like Jordan, he loved the idea. So next, I went with someone from, for kind of a different approach. Kieran Goodwin is a distressed credit trader, a guy who was the head trader at King Street, a 22 billion dollar fund. And Kieran looks at things more from say if my glass is, three quarters full at all times – his, let's say his is the opposite, you know, sees things differently. And I thought he would bring a value add to us there in helping to price and structure a deal. Then two other members of the team, Heather Bellini, who was a former technology analyst and partner at Goldman Sachs for years, who's now the CFO at a high growth cybersecurity startup. And Frank Edmunds, who also has extensive knowledge throughout the real estate industry through hedge funds. So I said, if this whole team sticks, I think we can really be a value add team for any company - and it's stuck. And you know, we on paper, it looked great, but when we got together, a lot of it over Zoom, of course, but, when we got together and realized that the team really gelled and we had a lot of synergies, and we also had a lot of different skill sets that I thought would be helpful. That is, we met with different companies, you know, we met with a lot of great companies. But, as I touched on earlier, when, when we met Gett - Dave and Aliaksei and Max and their whole team - you know, we were familiar with the company, because they'd been around for a decade at the time or close to it. But, you know, we saw an opportunity, really, I think, for them to have a firm, not just to disrupt a sector, but really to have first mover advantage in this space. And then we also thought that our collective team would be able to really assist them, as they expand throughout the U.S. and globally. And, you know, really also helped them as a public company, in a lot of ways through expansion. And through, Brian who will be joining the board. So yeah, I thought it would, it's a great opportunity. And I think our team just fits well with the Gett team. And I think we can bring a lot of a lot of synergies, but also a lot of value add to them.

Nick Clayton 28:58

You also mentioned the market correction that we're witnessing right now as well. And, you know, I just wanted to address it a little bit, just because, you know, some of the, some of the wins in the market have blown against SPACs as well. But I think that's why it's important to note.

Mike Murphy 29:10

I haven't noticed at all.

Nick Clayton 29:13

Well, that's why I figured - I mean, it's always important to point out that, you know, the ways in which these deals are not all the same. There's quite a bit of difference between them not only in the teams themselves, but in the structure of the transactions. And could you just get into that a little bit, Mike, in terms of the ways in which that your team has really aligned its interests with Gett, and how this is different from a lot of the deals we see?

Mike Murphy 29:33

Really, we are aligned with the shareholders, where, so our shares are locked-up for a year. In some cases, they are not just to, quote-unquote “do a deal”, but to be part of a deal, to be part of a company and to see that company grow from where we are today to hopefully, we're looking, three to five years down the road -we're looking at a company that's not just extremely profitable, but the head and shoulders winner in the ground transportation management space, which as we've touched on is $100 billion space. So, yeah, we're I think, as a sponsor group, you know, I think we kept it pretty simple, like, you know, pretty straightforward. You know, we have a great team. And we found what we think is a great partner to merge with. But, you know, I think it's important rather than you hear talk in the media sometimes about incentives for sponsors, like, you know, we've, we want to earn every nickel we make in this deal and we think we will.

Nick Clayton

Great, well it’s certainly an interesting one and especially being a SPAC deal bringing to market, that as you mentioned, is a first mover and is coming to the market at a fascinating time when travel is coming back and companies are going to be looking at it completely differently.